SEC, Washington Exemption File No. 82-5079

Press release


Skandia

14 May 2003


03022090


RECEIVED
MAY 2 3 2003
PROCESSING
SECTION

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

Financial effects through March 2003

Skandia's result is affected by external factors such as changes in the stock market and interest rates. Future revenues, which are based on fund values, increase or decrease as a result of these factors. When the value of funds decrease, the company's tax situation is also affected in certain cases. Altogether this entails a one-time effect on the operating result. During the first quarter of 2003 the aggregate negative financial effect on the operating result is estimated to be in the range of SEK 250 – 350 million.

Comparison figures pertaining to American Skandia

On 1 May 2003 it was announced that the agreement with Prudential Financial, Inc. (USA), under which Prudential Financial is acquiring American Skandia, has been completed. Since the transaction was completed in accordance with the agreed-upon terms, there is no result effect for the first quarter of 2003. To facilitate comparisons, the group overview for the first quarter (as in the 2002 Annual Report) will be presented excluding the USA, unless indicated otherwise. This format is shown in the appended table.

Skandia's interim report for the first quarter of 2003 will be released on 21 May 2003.

For further information, please contact:
Harry Vos, Head of Investor Relations, tel +46 8 788 3643

Skandia Insurance Company Ltd (publ)
Domicile: Stockholm, Sweden
Reg. No: 502017-3083



Format for group overview in future interim reports

GROUP OVERVIEW - QUARTERLY ANALYSIS

SEK million	2002 12 mos.	2002 Q 4	2002 Q 3	2002 Q 2	2002 Q 1
Sales [1]					
Unit linked assurance	53,967	13,391	13,185	13,638	13,753
Mutual funds	16,963	3,750	4,147	5,220	3,846
Direct sales of funds	2,344	425	591	264	1,064
Life assurance	1,638	710	408	273	247
Other businesses	453	114	95	118	126
Total sales	**75,365**	**18,390**	**18,426**	**19,513**	**19,036**
Result summary					
Unit linked assurance (according to the embedded value method)	3,027	795	724	733	775
Mutual funds	-291	-90	-56	-87	-58
Life assurance	119	5	35	20	59
Other businesses	-182	-41	-85	-69	13
Group expenses	-569	-179	-122	-159	-109
Result of operations	**2,104**	**490**	**496**	**438**	**680**
Financial effects, unit linked assurance (according to the embedded value method)	-2,267	-457	-898	-792	-120
Items affecting comparability	1,566	-450	-	2,016	-
Operating result	**1,403**	**-417**	**-402**	**1,662**	**560**
Other comparison figures					
Total annualized new sales, unit linked assurance [2], SEK million	9,176	2,318	2,064	2,361	2,433
Profit margin new sales, unit linked assurance, %	13.5	13.4	14.9	12.9	13.1
Profit and loss account (according to the Annual Accounts Act)					
Result after tax, including USA, SEK million	-4,298	-4,505	-1,451	1,498	160
Result after tax, excluding USA, SEK million	2,555	-101	615	1,745	296
Earnings per share, including USA, SEK	-4.20	-4.40	-1.42	1.46	0.15
Earnings per share, excluding USA, SEK	2.50	-0.10	0.60	1.70	0.29

[1] Sales pertain to paid-in premiums and deposits in funds.
[2] Periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period.